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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 ------------

                                  SCHEDULE 13G


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                              (AMENDMENT NO. ___)(1)

                PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED
                                (Name of Issuer)


                   COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                  741929 103
                                 (CUSIP Number)


                                  JUNE 9, 1998
           (Date of Event Which Requires Filing of this Statement)


    Check  the  appropriate  box  to  designate  the rule pursuant to which this
Schedule is filed:

                  |_| Rule 13d-1(b)

                  |_| Rule 13d-1(c)

                  |X| Rule 13d-1(d)



---------------------

      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


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-----------------------------------            --------------------------------
CUSIP NO. 741929 103                   13G            PAGE 2 OF 7 PAGES
-----------------------------------            --------------------------------


-------------------------------------------------------------------------------
       1.     NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              Warburg, Pincus Investors, L.P.
              I.D. No. 13-3549187
-------------------------------------------------------------------------------
       2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)  |_|
                                                                 (b)  |X|

-------------------------------------------------------------------------------
       3.     SEC USE ONLY

-------------------------------------------------------------------------------
       4.     CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
-------------------------------------------------------------------------------
                       5.   SOLE VOTING POWER
    NUMBER OF
                            0
     SHARES        ------------------------------------------------------------
                       6.   SHARED VOTING POWER
  BENEFICIALLY
                            3,875,689
    OWNED BY       ------------------------------------------------------------
                       7.   SOLE DISPOSITIVE POWER
      EACH
                            0
   REPORTING       ------------------------------------------------------------
                       8.   SHARED DISPOSITIVE POWER
  PERSON WITH
                            3,875,689
-------------------------------------------------------------------------------
       9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,875,689
-------------------------------------------------------------------------------
       10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
              SHARES*                                                   |_|

-------------------------------------------------------------------------------
       11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              13.8%
-------------------------------------------------------------------------------
       12.    TYPE OF REPORTING PERSON*

              PN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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-----------------------------------            --------------------------------
CUSIP NO. 741929 103                   13G            PAGE 3 OF 7 PAGES
-----------------------------------            --------------------------------


-------------------------------------------------------------------------------
       1.     NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              Warburg, Pincus & Co.
              I.D. No. 13-6358475
-------------------------------------------------------------------------------
       2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)  |_|
                                                                 (b)  |X|

-------------------------------------------------------------------------------
       3.     SEC USE ONLY

-------------------------------------------------------------------------------
       4.     CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
-------------------------------------------------------------------------------
                       5.   SOLE VOTING POWER
    NUMBER OF
                            0
     SHARES        ------------------------------------------------------------
                       6.   SHARED VOTING POWER
  BENEFICIALLY
                            3,875,689
    OWNED BY       ------------------------------------------------------------
                       7.   SOLE DISPOSITIVE POWER
      EACH
                            0
   REPORTING       ------------------------------------------------------------
                       8.   SHARED DISPOSITIVE POWER
  PERSON WITH
                            3,875,689
-------------------------------------------------------------------------------
       9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,875,689
-------------------------------------------------------------------------------
       10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
              SHARES*                                                   |_|

-------------------------------------------------------------------------------
       11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              13.8%
-------------------------------------------------------------------------------
       12.    TYPE OF REPORTING PERSON*

              PN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------            --------------------------------
CUSIP NO. 741929 103                   13G            PAGE 4 OF 7 PAGES
-----------------------------------            --------------------------------


-------------------------------------------------------------------------------
       1.     NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              E.M. Warburg, Pincus & Co., LLC
              I.D. No. 13-3536050
-------------------------------------------------------------------------------
       2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)  |_|
                                                                 (b)  |X|

-------------------------------------------------------------------------------
       3.     SEC USE ONLY

-------------------------------------------------------------------------------
       4.     CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
-------------------------------------------------------------------------------
                       5.   SOLE VOTING POWER
    NUMBER OF
                            0
     SHARES        ------------------------------------------------------------
                       6.   SHARED VOTING POWER
  BENEFICIALLY
                            3,875,689
    OWNED BY       ------------------------------------------------------------
                       7.   SOLE DISPOSITIVE POWER
      EACH
                            0
   REPORTING       ------------------------------------------------------------
                       8.   SHARED DISPOSITIVE POWER
  PERSON WITH
                            3,875,689
-------------------------------------------------------------------------------
       9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,875,689
-------------------------------------------------------------------------------
       10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
              SHARES*                                                   |_|

-------------------------------------------------------------------------------
       11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              13.8%
-------------------------------------------------------------------------------
       12.    TYPE OF REPORTING PERSON*

              00
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------            --------------------------------
CUSIP NO. 741929 103                   13G            PAGE 5 OF 7 PAGES
-----------------------------------            --------------------------------

ITEM 1(a).  NAME OF ISSUER.

            Primus Telecommunications Group, Incorporated, a Delaware corporation (the "Issuer").

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

            1700 Old Meadow Road
            Suite 300
            McLean, Virginia  22102

ITEMS 2(a)
 AND 2(b).  NAME OF PERSON FILING; ADDRESS OF PRINCIPAL BUSINESS OFFICE.

            This statement is filed by and on behalf of (a) Warburg, Pincus Investors, L.P., a Delaware limited partnership ("WPI"); (b) Warburg, Pincus & Co., a New York general partnership ("WP"); and
            (c) E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW LLC"), which manages WPI. WP, the sole general partner of WPI, has a 20% interest in the profits of WPI, as the general partner. Lionel I. Pincus is the managing partner of WP, the Chairman of the Board, Chief Executive Officer and the managing member of EMW LLC and may be deemed to control both WP and EMW LLC. The members of EMW LLC are substantially the same as the partners of WP. The business address of each of the foregoing is 466 Lexington Avenue, New York, New York 10017.

ITEM 2(c).  CITIZENSHIP.

            Not Applicable.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES.

            This statement relates to shares of the Issuer's common stock, par value $0.01 per share (the "Common Stock").

ITEM 2(e).  CUSIP NUMBER.

            741929 103

ITEM 3.     Not Applicable.

ITEM 4.     OWNERSHIP.

            (a)  Amount Beneficially Owned:

            3,875,689 shares of Common Stock, as of December 31, 1998.

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-----------------------------------            --------------------------------
CUSIP NO. 741929 103                   13G            PAGE 6 OF 7 PAGES
-----------------------------------            --------------------------------



            (b)  Percent of Class:

            13.8% (based on the number of shares of Common Stock reported to be outstanding in the Issuer's Form 10-Q for the fiscal quarter ended September 30, 1998).

            (c)   (i)   0
                  (ii)  3,875,689
                  (iii) 0
                  (iv)  3,875,689

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            Not Applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Not Applicable.
ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not Applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not Applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not Applicable.

ITEM 10.    CERTIFICATIONS.

            Not Applicable.


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-----------------------------------            --------------------------------
CUSIP NO. 741929 103                   13G            PAGE 7 OF 7 PAGES
-----------------------------------            --------------------------------

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 9, 1999            WARBURG, PINCUS INVESTORS, L.P.
                                      By: Warburg, Pincus & Co., General Partner



                                      By:/s/ Stephen Distler
                                         ---------------------------------------
                                            Stephen Distler, Partner



Dated:  February 9, 1999            WARBURG, PINCUS & CO.



                                      By:/s/ Stephen Distler
                                         ---------------------------------------
                                             Stephen Distler, Partner



Dated:  February 9, 1999            E.M. WARBURG, PINCUS & CO., LLC



                                      By:/s/ Stephen Distler
                                         ---------------------------------------
                                             Stephen Distler, Member


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                                    SCHEDULES


Schedule I Joint Filing Agreement, dated February 9, 1999, among the signatories of this Schedule 13G.